UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒     Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2004

Zebra Technologies Corporation Profit Sharing and Savings Plan

(Full title of the Plan)

Zebra Technologies Corporation

(Exact name of issuer of securities pursuant to the Plan)

Delaware	36-2675536
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

333 Corporate Woods Parkway, Vernon Hills, IL	60061
(Address of principal executive offices)	(Zip Code)

(847) 634-6700

(Registrant’s telephone number, including area code)

Report of Independent Registered Public Accounting Firm

The Plan’s Trustees
Zebra Technologies Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 13, 2005

Report of Independent Registered Public Accounting Firm

The Plan’s Trustees
Zebra Technologies Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois
May 31, 2004

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value:
Mutual funds	$63,696,076	$51,748,455
Zebra Technologies Corporation common stock	7,140,535	4,468,802
Loans to participants	2,102,003	1,835,036
Total investments	72,938,614	58,052,293
Receivables:
Employer contributions	2,327,610	1,604,383
Participant contributions	189,749	67,796
Total receivables	2,517,359	1,672,179
Cash	1	300
Net assets available for benefits	$75,455,974	$59,724,772

See accompanying notes to the financial statements.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Additions to assets attributed to:
Contributions:
Participant	$5,757,500	$4,983,564
Employer matching	1,747,963	1,534,830
Employer profit sharing	2,272,012	1,583,046
Participant rollovers	848,113	364,627
	10,625,588	8,466,067
Earnings:
Interest income	91,874	90,351
Dividend income	1,154,173	814,941
Net appreciation in the fair value of investments	5,956,846	11,170,258
	7,202,893	12,075,550
Other:
Transfer from Atlantek Incorporated 401(k) Plan	1,235,149	—
Total additions	19,063,630	20,541,617

Deductions:
Deductions from net assets attributed to:
Benefit payments to participants	3,332,428	2,700,954
Net increase	15,731,202	17,840,663

Net assets available for benefits:
Beginning of year	59,724,772	41,884,109
End of year	$75,455,974	$59,724,772

See accompanying notes to the financial statements.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

December 31, 2004 and 2003

(1)                     Description of Plan

The following description of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Zebra Technologies Corporation (the Company) and its affiliated companies that have adopted the Plan subject to certain service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, non-highly compensated participants may contribute 1% to 75% (15% prior to August 1, 2004) of eligible compensation on a pretax basis within certain specified limitations. Highly compensated participants are limited to 15% of eligible compensation. In addition to the discretionary Company match of 50% of the participants first 6% of eligible compensation, the Plan permits discretionary profit sharing contributions by the Company, which were made by the Company in both 2004 and 2003 as reported in the statements of changes in net assets available for benefits. Participants are eligible for Company matching and profit sharing contributions after completion of one year of service. Employer profit sharing contributions are allocated to participants based upon participants’ earnings.

The Plan permits eligible employees to make additional elective deferrals to the Plan known as “catch-up” contributions, as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001. Such contributions are excluded from the Company’s matching contribution. The Plan currently offers 14 mutual funds and Zebra Technologies Corporation common stock as investment options for participants.

Transfers

On July 27, 2004, the Board of Directors of Zebra Technologies Corporation effectively amended the Plan in order to merge the employees under the Atlantek Inc. 401(k) Plan into the Plan. All participants of the subsidiary plan became participants of the Plan on that date.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching and discretionary profit sharing contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on a participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions, and earnings thereon, vest immediately. Employer matching and discretionary profit sharing contributions for all employees, and earnings thereon, vest ratably over five years based on the participant’s years of service, as follows:

Percent vested
Less than one year	0%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

The Atlantek Plan had a three-year vesting schedule. Participants who were fully vested under the Atlantek Plan continue to be fully vested in all past and present contributions and earnings. The five-year vesting schedule in the Zebra Plan applies to the account balances of all participants not fully vested under the Atlantek Plan (i.e., participants with less than three years of service as of July 24, 2004).

Payment of Benefits

Benefits are recorded when paid. Payments of benefits are in the form of lump sum distributions.

Hardship/Withdrawals

Participants may withdraw funds from their savings contribution account after meeting certain criteria as defined in the Plan. The minimum hardship distribution is $1,000.

Loans to Participants

Loans are available to plan participants at the prime interest rate (as published by American National Bank of Chicago), under circumstances as described in the Plan. Loans to plan participants are secured by their vested balance and may not exceed the lesser of 50% of their vested balance or $50,000. Participant loans are repaid through payroll deductions and bear interest at rates ranging from 4.0% to 10.50%.

Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

(2)                     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments is determined on an average cost basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in net assets available for benefits and accompanying notes. Actual results could differ from those estimates.

(3)                     Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(4)                     Administrative Expenses

Amounts forfeited by participants are used to offset administrative expenses of the Plan. To the extent administrative expenses exceed forfeitures such expenses are paid by the Company. The Company paid expenses in the amount of $3,750 and $5,000 for the years ended December 31, 2004 and 2003, respectively. It is not the intention of the Company to obtain reimbursements from the Plan for these payments. The forfeiture balance as of December 31, 2004 totaled $343,862.

(5)                     Investments

The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003, respectively:

	2004	2003
Pimco Total Return Admin	$6,514,633	$5,770,578
T. Rowe Price Equity Index Trust	5,707,897	4,176,793
T. Rowe Price Personal Strategy — Balanced	4,149,621	*
TCW Galileo Select Equities	8,639,639	7,150,059
T. Rowe Price Prime Reserve Fund	7,262,691	7,284,323
Royce Opportunity Fund	6,591,449	5,191,360
T. Rowe Price Dividend Growth Fund	13,494,040	11,442,298
Zebra Technologies Corporation Common Stock	7,140,535	4,468,802

* Asset does not exceed 5% of Plan’s net assets at December 31, 2003.

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual funds	$3,821,611	$9,524,441
Common stock of Zebra Technologies Corporation	2,135,235	1,645,817
	$5,956,846	$11,170,258

(6)                     Transactions with Related Parties

The Zebra Stock Fund at December 31, 2004 and 2003 included 126,875 shares and 67,332 shares, respectively, of common stock of the Company with fair values of $7,140,535 and $6,703,203, respectively. The 2003 shares were adjusted for a three-for-two stock split paid in the form of a 50% stock dividend on August 25, 2004.

(7)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at end of year)

December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor, similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value

	Fidelity Magellan Fund	Mutual fund, 9,109 shares	$945,469
	Pimco Total Return Admin	Mutual fund, 610,556 shares	6,514,633
	Tradelink Self-directed Brokerage Account	Self-directed brokerage account (of mutual funds, 456,531 shares)	456,531
*	T. Rowe Price Equity Index Trust	Mutual fund, 167,044 shares	5,707,897
*	T. Rowe Price Personal Strategy - Income	Mutual fund, 70,607 shares	1,047,807
*	T. Rowe Price Personal Strategy - Balanced	Mutual fund, 228,127 shares	4,149,621
*	T. Rowe Price Personal Strategy - Growth	Mutual fund, 139,145 shares	3,048,671
	TCW Galileo Select Equities	Mutual fund, 449,747 shares	8,639,639
	RS Diversified Growth Fund	Mutual fund, 64,039 shares	1,453,043
*	T. Rowe Price International Stock Fund	Mutual fund 230,086 shares	2,975,013
*	T. Rowe Price International Discovery	Mutual fund 43,199 shares	1,409,572
*	T. Rowe Price Prime Reserve Fund	Mutual fund 7,262,691 shares	7,262,691
	Royce Opportunity Fund	Mutual fund, 500,490 shares	6,591,449
*	T. Rowe Price Dividend Growth Fund	Mutual fund, 588,745 shares	13,494,040
*	Zebra Stock Fund	Common stock of Zebra Technologies Corporation, 126,875 shares	7,140,535
*	Plan Participants	331 participant loans, interest ranging from 4.0 - 10.5%, maturing January 2005 through February 2019	2,102,003
			$72,938,614

* Denotes party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Zebra Technologies Corporation
Profit Sharing and Savings Plan

June 28, 2005	By:	/s/ Edward Kaplan

Edward Kaplan
Plan Trustee